Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Three
	Months
	Ended	Twelve Months Ended
	March 31,	December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Income from continuing Operations	$23,656	$235,218	$225,803	$241,998	$327,367	$302,332
Income Taxes	14,732	128,857	102,473	155,710	213,535	194,200
Fixed Charges	56,747	227,135	235,407	219,178	211,958	202,804

Total Earnings	$95,135	$591,210	$563,683	$616,886	$752,860	$699,336

Fixed Charges:
Interest Expense	$49,195	$195,859	$204,339	$187,039	$175,822	$166,447
Estimated Interest Portion of Annual Rents	7,552	31,276	31,068	32,139	36,136	36,357

Total Fixed Charges	$56,747	$227,135	$235,407	$219,178	$211,958	$202,804

Ratio of Earnings to Fixed Charges (rounded down)	1.67	2.60	2.39	2.81	3.55	3.44